PRIVILEGED AND CONFIDENTIAL
FOIA CONFIDENTIAL TREATMENT REQUEST
CONFIDENTIALITY REQUESTED PURSUANT TO RULE 83
Via Hand Delivery
November 14, 2005
H. Roger Schwall
Assistant Director
U. S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549-7010

Re:	Stone Energy Corporation
Form 10-K for the fiscal year ended December 31, 2004
Filed March 9, 2005
File No. 001-12074
Press release dated October 6, 2005
Dear Mr. Schwall:
     Pursuant to your request, Stone Energy Corporation (“Stone”) is hereby providing (i) written responses to the comments contained in your letter, dated October 21, 2005, and (ii) the materials and other information requested in said letter. In addition to these responses, we note that Stone issued a press release on November 8, 2005, and filed a Form 8-K and a Form 12b-25 on November 9, 2005, copies of which have been furnished to you, stating that Stone would restate certain historical financial statements and provide selected financial data for the three and nine month periods ended September 30, 2005 and the comparable periods of 2004 and would amend its Form 10-K for the year ended December 31, 2004 and its quarterly reports on Form 10-Q for the periods ended March 31, 2005 and June 30, 2005. Responses applicable to Form 10-K are based on data as originally filed and do not reflect adjustments to be made in the restated financial statements to be included in the amended Form 10K/A.
     Stone would also like to call your attention to the following paragraph in its November 8, 2005 press release:
“Stone and its audit committee are actively working to implement controls and procedures that will ensure the integrity of the company’s reserve booking

Mr. H. Roger Schwall
Securities and Exchange Commission
November 14, 2005

process. The following controls are either in place or are being implemented for reserve booking: (i) improved training regarding SEC guidelines, (ii) revisions of documentation procedures and controls, (iii) the continued use of one or more independent third party engineering firms, (iv) the formation of a specific reserves committee of the board of directors to review the reserve booking process, and (v) appointment of a reservoir engineer as Vice President, Reserves. On November 4, 2005, Davis Polk & Wardwell issued a preliminary oral report to the audit committee of Stone’s board of directors that was critical of certain past reserve estimation and review practices and methodologies and made recommendations consistent with the implementation of controls and procedures outlined above. Davis Polk has been engaged by the audit committee to assist in its investigation of Stone’s reserve revisions. Davis Polk advised the audit committee that its investigation was not complete, but preliminary findings have indicated inadequate training and understanding of the SEC requirements for booking reserves. Davis Polk also reported that in the past there appears to have been a tone of optimism and aggressiveness set by management regarding reserve booking.”
Responses to your October 21, 2005 comments:
Form 10-K for the Fiscal Year Ended December 31, 2004
Results of Operations, page 21
Reserves, page 22
1.	“You present the average oil and gas prices used in determining reserves excluding the effects of hedges in place at year end. The guidance in SAB Topic 12(D)(3)(b) pertains to derivative contracts that are accounted for as cash flow hedges under SFAS 133, and requires hedge adjusted prices to be utilized in conducting the full cost ceiling test under Rule 4-10(c)(4) of Regulation S-X. Please comply with the requirements of this guidance, including the disclosure provisions. If you believe no revision is necessary due to the absence of different results applying this guidance, or regard the changes as immaterial, submit an analysis supporting your view. Please ensure that you address the effect on the ceiling test, as well as the effect on the Standardized Measure of Discounted Future Net Cash Flows.”
Response 1:
Stone believes no revision is necessary due to the absence of any different results from applying this guidance. As disclosed in Footnote 9-Hedging Activities, the majority of Stone’s hedges are zero-premium collars with floor and ceiling prices.

Mr. H. Roger Schwall
Securities and Exchange Commission
November 14, 2005

Since Stone’s average year-end prices fall between all of the floor and ceiling prices, there is no impact on the ceiling test with respect to these hedges. Regarding Stone’s fixed price swaps, the computed impact is well below the excess of the ceiling over net capitalized costs. This is demonstrated by the following supplemental information:

Computed ceiling without effect of swaps	$2,096,852,000
Estimated effect of fixed price swaps	(9,537,000)
Ceiling with effect of fixed price swaps	2,087,315,000
Net capitalized costs (adjusted for deferred taxes)	1,441,206,000
Excess of ceiling over net capitalized costs	646,109,000
The effect of fixed price swaps on Standardized Measure is also estimated to be $9,537,000.
Stone’s analysis of Topic 12(D)(3)(b) indicates the following recommended disclosures, if applicable and material:
An indication of the effects of using cash flow hedges in calculating ceiling limitations. Stone deems the effects to be immaterial (see analysis above).
The portion of future oil and gas production being hedged. Please be advised supplementally that, based on projections of production at the time of the 10-K filing, Stone estimates that it had hedged approximately 40% to 50% of its estimated 2005 Gulf Coast oil and gas production and 50% to 60% of its estimated 2005 Rockies gas production.
The dollar amount that would have been charged to income had the effects of the cash flow hedges not been considered in calculating the ceiling limitation. No disclosure was necessary because there was no effect on income from using cash flow hedges in calculating the ceiling limitation.
Consider the disclosure requirements under SOP 94-6. Stone considered the disclosure requirements of SOP 94-6 and determined them to be immaterial in this instance.
Financial Statements
Consolidated Statement of Cash Flows, page F-5
2.	“Your adjustments to reconcile net income to net cash provided by operating activities do not include a reconciling item related to payables. The guidance in SFAS 95 paragraph 29 requires the reconciliation to include among other things,

Mr. H. Roger Schwall
Securities and Exchange Commission
November 14, 2005

changes in payables pertaining to operating activities. Tell us the reasons you believe you would not need to revise your Statement to comply with the requirements of SFAS 95.”
Response 2:
The vast majority of expenditures for Stone running through its payable system are capital in nature. For 2004, Stone estimates that approximately $500,000 of the change in payables related to operational activities. We believe this amount is immaterial. Stone will continue to monitor the materiality of this item in future filings.
Note 9 – Hedging Activities, page F-17
3.	“Please disclose the estimated amount of unrealized gains or losses expected to be reclassified into earnings within the next 12 months to comply with the guidance in SFAS 133, paragraph 45(b)(2).”
Response 3:
As indicated in its balance sheet and disclosed in its footnotes, all of Stone’s hedges at December 31, 2004 will be settled within twelve months and are classified as current assets or liabilities. In the uncertain arena of commodity price prediction, the market forces that determine the fair value of these hedges are the best estimate of what these hedges will eventually be settled for when the time frame is that short. Consequently, Stone’s opinion is that the balance sheet and footnote presentations satisfy the requirements of SFAS 133 paragraph 45(b)(2).
Note 4 – Investment in Oil and Gas Properties, page F-14
4.	“Your table of unevaluated costs does not appear to include the amounts related to capitalized interest which you identify on page F-9. As such, it appears you may need to revise the table to include the amount of capitalized interest in each of the respective years. Additionally, you should provide a description of the current status of the significant properties or projects excluded from amortization, and the anticipated timing of including the costs in the amortization computation, to comply with Regulation S-X Rule 4-10(c)(7).”
Response 4:
Stone’s table of unevaluated costs on page F-14 does include amounts related to capitalized interest, which are identified on page F-9. The table of unevaluated costs includes acquisition and exploration costs. Each of these categories includes

Mr. H. Roger Schwall
Securities and Exchange Commission
November 14, 2005

amounts related to capitalized interest for each period indicated. In the table on page F-14, the balance of unevaluated costs, as of December 31, 2004, agrees with the amount of unevaluated oil and gas properties indicated on the face of the balance sheet. Consequently, Stone believes its table of unevaluated costs on page F-14 needs no revision.
On page F-9, Stone states it believes a majority of its unevaluated properties will be evaluated within 48 months. Stone believes that this is adequate disclosure given the fact that there was no individual property or project excluded from the amortization base over 12% of total unevaluated costs at December 31, 2004.
Engineering Comments
Form 10-K for the Fiscal Year Ended December 31, 2004
Risk Factors, page 7
5.	“We could find no risk factor disclosing the risk you face from hurricanes in the Gulf of Mexico which you stated is the only reason for your decline in production in 2004. As approximately 90% of your reserves and production are in the Gulf of Mexico, include a risk factor disclosing the risks you face and how this risk has specifically affected your previous results as to production, loss of revenues and costs of repairs from hurricanes and other major storms in the Gulf of Mexico.”
Response 5:
On page 7 of the 2004 10-K, Stone disclosed “weather” as being a risk factor for its business. In future filings, Stone will specify “hurricanes” as a specific weather risk. Stone intends to add a disclosure with respect to Hurricane Ivan to the risk factor on weather risk.
As supplemental information, please be advised that in 2004, we estimated that we lost approximately 7.0 Bcfe in volumes tied to the disruption from Hurricane Ivan. This represented approximately 8% of our total production for the year. Without these disruptions, we would have experienced an annual production decline of approximately 2%. Applying the prevailing oil and gas prices at the time, we estimate the lost revenue was approximately $43 million. The cost of the repairs through December 31, 2004 was approximately $8 million.
Properties, page 13
6.	“Provide more detailed reserve and production information. Indicate what percentage of your reserves and production is from which geographic area or

Mr. H. Roger Schwall
Securities and Exchange Commission
November 14, 2005

individually significant fields. See Item 102 of Regulation S-K and Instruction 3 to Item 102 as to the required disclosure of production, reserves, locations, development and the nature of your interest for your significant properties. Note the SEC’s EDGAR program now accepts digital maps, so please include these as necessary.”
Response 6:
The following table describes Stone’s production and reserve information by geographic location and is being provided as supplemental information in response to the Staff’s comment:
STONE ENERGY CORPORATION
STATISTICS BY REGION
TWELVE MONTHS ENDED DECMEBER 31, 2004

	Reserves (Mcfe)		Production Volumes (Mcfe)
Gulf of Mexico	736,981,300	89%	80,650,453	91%
Rocky Mountains	87,968,500	11%	7,521,989	9%

Total	824,949,800	100%	88,172,442	100%
Although Stone does not specifically present a table of reserve and production information by geographic area in its 2004 Form 10-K, it does indicate in Item 1 of the 10-K that Rocky Mountain properties represent less than 11% of total production and reserves. Productive well and acreage data by geographic area included in Item 2 of the 10-K. Item 102 of Regulation S-K requires the nature of Stone’s interest for its significant properties be disclosed. In its 2004 Form 10-K, Item 2 — Properties, Stone does disclose its percentage of operatorship on its significant properties. Enclosed herewith is a map, dated November 9, 2005, showing Stone Gulf of Mexico properties, both operated and non-operated, with an inset showing Stone Rocky Mountain properties.
Oil and Natural Gas Reserves, page 14
7.	“We note that you used four different third-party engineers in 2004 to determine your proved reserves. Indicate which independent third-party engineering firm worked on what part of your reserves and the percentage of your overall reserves they evaluated.”
Response 7:

Mr. H. Roger Schwall
Securities and Exchange Commission
November 14, 2005

As supplemental information, please be advised that the total percent of the reserves evaluated by each consultant was: Atwater Consultants, Ltd. (“ACL”) – 76.00% (offshore and onshore Gulf of Mexico), Cawley, Gillespie & Associates, Inc. (“CGA”)– 4.27% (onshore Louisiana), Netherland, Sewell & Associates, Inc. (“NSA”) – 9.07% (offshore Gulf of Mexico), and Ryder Scott Company, L.P. (“RS”) – 10.66% (Rocky Mountains).
Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 20
8.	“We note that in the 2004 10-K report in the MD&A you informed investors that your 9% overall decrease in production for 2004 compared to 2003, was the result of extended downtime from Hurricane Ivan. Tell us when your Gulf of Mexico production was fully restored from the effects of Hurricane Ivan and what the production was at the first of the year, just prior to the Hurricane and after production had been fully restored. Tell us if production in your other geographical areas declined from year-end 2003 to year-end 2004 and if so by how much.”
Response 8:
The following information is being provided supplementally in response to the Staff’s comment: Gulf of Mexico production was not fully restored from Hurricane Ivan until the second quarter of 2005. Average daily production for the first quarter of 2004 was 263 mmcfe per day. Average daily production for the months of July and August 2004 (the months immediately prior to Hurricane Ivan) was 247 mmcfe per day. Average daily production for the second quarter of 2005 (the first quarter when production from Hurricane Ivan had been fully restored) was 285 mmcfe. There were no declines in production in Stone’s other geographical areas (other than the Gulf of Mexico) from year-end 2003 to year-end 2004.
9.	“We note that since 2002 your overall production rate has declined by over 15% and therefore, your statement in the 2004 10-K that your production decrease was solely due to weather appears to be incorrect. Tell us how you plan to provide investors with correct information about your past and future production rates.”
Response 9:
Stone stated the following in its MD&A: “The decrease in overall 2004 production, compared to 2003, was primarily the result of extended production downtime from Hurricane Ivan.” Please be advised supplementally that our estimates of the effects of Hurricane Ivan were approximately 7.0 Bcfe of the

Mr. H. Roger Schwall
Securities and Exchange Commission
November 14, 2005

overall decrease of approximately 8.7 Bcfe from 2003 to 2004. Stone believes it has provided investors with correct information about its production rates.
10.	“Reconcile for us the fact that while your production since 2002 has declined by over 15% you increased your proved reserves over the same period by 10%.”
Response 10:
Please be advised supplementally that your observations regarding production and reserves trends are correct for the 2002-2004 calendar years as reflected in the table below (the following reserve information does not reflect the downward revisions announced in our press release dated October 6, 2005):

	2002	2003	2004
Annual Production (bcfe)	103.1	96.9	88.2
Year End Reserves (bcfe)	750.8	816.3	825.0
In order to explain this apparent discrepancy, Stone offers the following primary reasons why production did not increase along with reserves:
Stone purchased producing properties on April 1, 2003 that added approximately 33.0 Bcfe to its 2003 reserves (4.0% of its 2003 year-end reserves). These properties only contributed 2.1 bcfe to production for the year (2.2 % of Stone’s total production for 2003). This production increase by way of purchase was more than offset by the decline in production from Stone’s other properties. Stone also added 140.2 bcfe in calendar year 2003 through extensions, discoveries, and other additions. However, due to a lack of facilities or because wells were awaiting completion, 86.4 bcfe, or 61.6% of these new reserves either were not contributing at all to production for the calendar year or were doing so only minimally during the fourth quarter of 2003. Included in these additions were proved nonproducing reserves. These reserves should contribute to production in future years once the currently producing reservoirs are depleted.
On November 1, 2004 Stone purchased the remaining interest that it did not already own in the South Timbalier Block 172 Field and was able to book an additional 59.7 bcfe of reserves (7.2% of year-end 2004 reserves). This property contributed 2.9 bcfe of incremental production for the year, or 3.3 % of Stone’s total production for 2004. Stone had a significant increase in reserves as the result of this acquisition, but experienced a much smaller contribution to annual production because the reserve booking occurred late in the year. Additionally, Stone added 11.5 bcfe reserves in 2003 and 41.4 bcfe in 2004 through an active drilling program at Main Pass Block 287/288. However, because of pipeline and facility restrictions as well as Hurricane Ivan, Stone was not able to bring these

Mr. H. Roger Schwall
Securities and Exchange Commission
November 14, 2005

new wells up to full rate for all of 2004. Stone also added reserves of 8.6 bcfe by drilling a discovery well at East Cameron Block 265 in July 2004. This discovery required the drilling of development wells and setting a structure in order to produce them. Stone anticipates production to commence by year-end 2005. As a result of Hurricane Ivan, Stone’s Gulf of Mexico production was reduced by approximately 7.0 bcfe for 2004.
Stone added approximately 17 Bcfe of reserves in the proved undeveloped category during 2004 based on the drilling of wells in the Rocky Mountains. Stone is currently engaged in an active drilling program to convert these reserves to the proved producing category.
Oil and Gas Reserve Information – Unaudited, page F-23
11.	“Expand the disclosure to provide the required information by geographic area.”
Response 11:
The disclosure on page F-23 relates to the standardized measure of discounted future net cash flows relating to proved oil and gas reserve quantities. In Statement of Financial Accounting Standards No. 69 (SFAS No. 69), paragraph 30 states that the standardized measure information should be disclosed in the aggregate and for each geographic area for which reserve quantities are disclosed in accordance with paragraph 12 of SFAS No. 69. Under paragraph 12 of SFAS No. 69, an enterprise should disclose reserve information for reserves in its home country and reserves in foreign countries, if any. All of our reserves are located within our home country and, as a result, Stone’s standardized measure disclosures are adequate. SFAS No. 69 does specify that if an enterprise’s proved reserves of oil and gas are located entirely within its home country, that fact shall be disclosed, but Stone does indicate in numerous areas of its 2004 Form 10-K that its properties are located solely in the Gulf Coast Basin and Rocky Mountains.
Press Release dated October 6, 2005
12.	“You state that during the third quarter you conducted an internal review of all fields including using a third party engineering firm to review and re-map several of your largest Gulf of Mexico fields. As we understand, you typically use third party engineering firms to evaluate your reserves. In your latest 10-K report you provide the consent of four such firms. Tell us the extent and nature of the work they performed at year-end 2004. Tell us which third party engineering firm performed the evaluation of your Gulf of Mexico fields at year-end 2004 that were revised downward and which third-party engineering firm(s) reviewed those

Mr. H. Roger Schwall
Securities and Exchange Commission
November 14, 2005

reserves in the third quarter. Describe the extent and nature of the work they performed during the third quarter review.”
Response 12:
     The following information is being provided supplementally in response to the Staff’s comment:
     The four third-party engineering firms hired by Stone are charged with providing an independent evaluation of Stone’s oil and gas reserves. Stone provides data and Stone’s interpretation of each reservoir in certain fields to the third-party firm, and the firm independently evaluates the proved reserves. The volumes of proved reserves provided by the third-party firms are then reported in the annual report or Form 10-K. This type of evaluation was performed at year-end 2004 by four separate engineering firms: Atwater Consultants, Ltd. (“ACL”), Cawley, Gillespie & Associates, Inc. (“CGA”), Netherland, Sewell & Associates, Inc. (“NSA”), and Ryder Scott Company, L.P. (“RS”). The table below provides a list of all the fields revised downward in the third quarter of 2005 (compared to year-end 12/31/04). The table includes the magnitude of the reserve revision, the 12/31/04 consultant, the 9/30/05 consultant, and the type of review conducted at 9/30/05. The nature of the work performed was engineering work by ACL, CGA and RS, and both engineering work and geological work, with geophysical support, by NSA.
     The 9/30/05 review includes an evaluation of several fields by NSA. The remaining fields were internally reviewed by a Stone review team. The 9/30/05 review was not a full evaluation but rather a review of all booked reserves. NSA’s review followed the typical year-end review process.

		Reserve			Type of
		Revision	Consultant		Review at
Field	Location	(MMCFE)	12/31/2004	9/30/2005	9/30/05
Ewing Block 305 Field	Offshore	(51,265.3)	ACL	NSA	Full Evaluation
South Pelto Block 23 Field	Offshore	(22,421.7)	ACL	NSA	Full Evaluation
Main Pass Block 288 Field	Offshore	(21,269.7)	ACL	NSA	Full Evaluation
South Marsh Island Block 288 Field	Offshore	(7,499.2)	ACL	SGY	Internal Review
South Timbalier Block 172 Field	Offshore	(7,037.6)	NSA	SGY	Internal Review
East Cameron Block 64 Field	Offshore	(6,853.9)	ACL	SGY	Internal Review
Clovelly Field	Onshore	(6,533.8)	CGA	SGY	Internal Review
East Cameron Block 378 Field	Offshore	(6,338.0)	ACL	SGY	Internal Review
Cut Off Field	Onshore	(5,687.8)	CGA	SGY	Internal Review

Mr. H. Roger Schwall
Securities and Exchange Commission
November 14, 2005

		Reserve			Type of
		Revision	Consultant		Review at
Field	Location	(MMCFE)	12/31/2004	9/30/2005	9/30/05
Eugene Island 243 Field	Offshore	(5,680.4)	ACL	SGY	Internal Review
Mississippi Canyon Block 109 Field	Offshore	(4,906.0)	ACL	SGY	Internal Review
South Timbalier Block 107 Field	Offshore	(4,436.9)	ACL	SGY	Internal Review
South Pass Block 38 Field	Offshore	(4,308.5)	ACL	SGY	Internal Review
Vermilion Block 255 Field	Offshore	(3,635.4)	ACL	SGY	Internal Review
Vermilion Block 046 Field	Offshore	(3,296.1)	ACL	SGY	Internal Review
West Delta Block 058 Field	Offshore	(3,061.7)	ACL	SGY	Internal Review
West Cameron Block 045/056 Field	Offshore	(2,955.7)	ACL	SGY	Internal Review
Vermilion Block 131 Field	Offshore	(2,781.2)	ACL	SGY	Internal Review
West Cameron Block 176 Field	Offshore	(2,370.6)	ACL	SGY	Internal Review
Weeks Island Field	Onshore	(1,752.1)	ACL	SGY	Internal Review
South Timbalier Block 071 Field	Offshore	(1,703.2)	ACL	NSA	Full Evaluation
West Delta Block 098 Field	Offshore	(1,267.2)	ACL	SGY	Internal Review
East Cameron Block 46 Field	Offshore	(908.1)	ACL	SGY	Internal Review
South Timbalier Block 008 Field	Offshore	(625.8)	ACL	SGY	Internal Review
Lafitte	Onshore	(511.6)	ACL	SGY	Internal Review
Ship Shoal Block 198 Field	Offshore	(460.0)	ACL	SGY	Internal Review
South Marsh Island Block 269 Field	Offshore	(421.5)	NSA	SGY	Internal Review
Lake Hermitage	Onshore	(420.3)	ACL	SGY	Internal Review
East Cameron Block 220 Field	Offshore	(385.5)	ACL	SGY	Internal Review
Ship Shoal Block 103 Field	Offshore	(283.5)	ACL	SGY	Internal Review
Howard Ranch	Rockies	(225.3)	RS	SGY	Internal Review
West Delta Block 063 Field	Offshore	(208.8)	ACL	SGY	Internal Review
Vermilion Block 261 Field	Offshore	(168.2)	ACL	SGY	Internal Review
Main Pass Block 311 Field	Offshore	(115.3)	ACL	SGY	Internal Review
Eugene Island 049 Field	Offshore	(99.3)	ACL	SGY	Internal Review
East Cameron Block 281 Field	Offshore	(41.4)	CGA	SGY	Internal Review
Main Pass Block 296 Field	Offshore	(31.3)	ACL	SGY	Internal Review
West Cameron Block 172 Field	Offshore	(27.7)	ACL	SGY	Internal Review
East Cameron Block 044 Field	Offshore	(4.5)	ACL	SGY	Internal Review
Aneth Unit Field	Rockies	(0.3)	RS	SGY	Internal Review
Monument Butte Field	Rockies	(0.3)	RS	SGY	Internal Review
13.	“Provide us with the reasons that you performed a reserve review in the third quarter and if you perform a comparable review every year just prior to beginning the normal end-of-year reserve evaluation. Tell us how often in a year you perform a reserves review comparable to the one just performed in the third quarter.”

Mr. H. Roger Schwall
Securities and Exchange Commission
November 14, 2005

Response 13:
The following information is being provided supplementally in response to the Staff’s comment:
Stone performed an internal reserve review in the third quarter of 2005 because its new CEO had become concerned over an estimated net 19 Bcfe negative revision early in the third quarter. This was a concern because Stone had shown in note 14 to its Form 10-K an approximate 51 Bcfe downward revision of previous estimates for proved reserves as of December 31, 2004, and its CEO did not want this to become a pattern. Therefore, the CEO requested that a comprehensive review of the company’s Gulf of Mexico reserves be commenced sometime in July. By mid-August, the initial indications were a negative revision might be warranted, and this issue was discussed with the board of directors at its meeting on August 18, 2005. It was agreed that a detailed review should be completed and should involve independent third party geoscientists for some fields. The review was completed on September 30, reviewed by management on October 3, discussed with the board on October 4, and a press release was prepared and issued before the market opened on October 6. Stone updates its internal estimate of reserves each quarter. Stone normally performs a reserves review comparable to the one just performed only on an annual basis.
14.	“Provide us with an itemized list of the fields and reservoirs that were included in the reserve revision and the amount of oil and gas reserves revised for each field and reservoir, and the classification of those reserves before revision. Tell us for each reserve classification in each field and reservoir, the data you obtained that prompted the reserve revision and when you received that data. For proved producing reserves that were included in the reserve revision provide to us a production graph over time for each reservoir and include on the graph the forecast of future production as of the December 31, 2004 reserve report. Also on the graph for each reservoir provide the actual production data through September 2005. Also tell us the remaining proved reserves that were estimated for each reservoir as of December 31, 2004. For proved undeveloped reserves provide a production graph of the estimated future production as of December 31, 2004 and the total proved reserves for each reservoir. Include all 2005 production data on the graph if the reserves were developed in 2005.”
Response 14:
Enclosed with this letter as supplemental information is a spreadsheet marked Response 14 [This exhibit information is privileged and confidential, and FOIA confidential treatment is requested pursuant to Rule 83.] with an

Mr. H. Roger Schwall
Securities and Exchange Commission
November 14, 2005

itemized list of the fields and reservoirs that are included in the reserve revision, the amount of oil and gas reserves revised for each field and reservoir, and the classification of those reserves before revision. The report is sorted by location (GOM operated, GOM non-operated, Onshore Louisiana, Rockies Gas and Rockies Williston), then presented by field, well, and zone. Included in the spreadsheet, as supplemental information, is the 12/31/04 gross and net reserves and category, the 9/30/05 gross and net reserves and category, 1/1/05 to 9/30/05 gross and net production, the gross and net reserve write down or add, and the net equivalent (MMCFE) reserve write down or add. [The reserve write down or add is calculated as follows: Reserve adjustment = (9/30/05 volume) – (12/30/05 volume) + (production).] The reserve adjustments are also presented by zone.
As for the request to provide “for each reserve classification in each field and reservoir, the data you obtained that prompted the reserve revision and when you received that data,” some of the reserve revisions were prompted not by new data but by having one of Stone’s outside consultants review three major fields that another of Stone’s outside consultants had been reviewing prior to this year. Additionally, the remaining reserve revisions were internal revisions resulting from Stone’s new CEO’s directive to re-examine all of the Company’s proved reserves to confirm there was sufficient geological and engineering data to demonstrate with reasonable certainty that the reserves were recoverable in future years from known reservoirs under existing economic and operating conditions. Upon re-examining the data, some reserves that had been previously classified as proved reserves did not, in the opinion of the individuals conducting the internal review, meet the reasonable certainty test, and these reserves were revised downward accordingly. In connection with the restatement of Stone’s financial statements, Stone is reviewing the timing of revisions on a well-by-well basis to determine whether a revision was due to an error in original booking or was due to new data.
Additionally, in response to this comment, Stone is submitting supplementally with this letter, two binders containing proved producing and proved undeveloped production graphs as of December 31, 2004 with updated production as of September 30, 2005, and these books contain the requested materials and information regarding production graphs. [This exhibit information is privileged and confidential, and FOIA confidential treatment is requested pursuant to Rule 83.]
15.	“For each field and reservoir that was revised downward after the recent third quarter review, tell us when you first attributed proved reserves to each reservoir and the basis of that attribution.”
Response 15:

Mr. H. Roger Schwall
Securities and Exchange Commission
November 14, 2005

The following table is supplementally responsive and sets forth each field and reservoir that was revised downward after the recent third quarter review, for revisions greater than 0.5 Bcfe, and the year of original booking of said reserves. As set forth below, the basis for attributing proved reserves to each reservoir was volumetrics. Single revisions less than 0.5 Bcfe were not included in the table below because, in the aggregate (some upward, some downward), these revisions total approximately one percent of the total reserve base, and there are 832 reservoirs in this category. The table is limited downward revisions less than 0.5 Bcfe in the GOM area. There were no downward revisions in the Rocky Mountains that were greater than 0.5 Bcfe.
Response 15 — Gulf of Mexico
Revisions Greater Than 0.5 Bcfe

			Year of	Basis for
			Original	Original
Field	Well Name	Zone	Booking	Booking
Clovelly	Clovelly No. 15	37 Sand	1996	Volumetrics
Clovelly	Clovelly No. 39	50 C M RJ SU Sand	1998	Volumetrics
Clovelly	Stone No. 1	38 Sand	1995	Volumetrics
Cut Off	Clovelly No. 11	10900’ Sand	1993	Volumetrics
Cut Off	Clovelly No. 12	11500’ Sand	1993	Volumetrics
Cut Off	Clovelly No. 12	11550’ Sand	1993	Volumetrics
ECam046	OCS-G-21571 No. 2	K-1 Sand	2002	Volumetrics
ECam064	OCS-G-0089 No. 13 Stk.	M2 FB7 Sand	1998	Volumetrics
ECam064	OCS-G-0089 No. A-7	LM-2 (Lwr) Sand	2000	Volumetrics
ECam064	OCS-G-0089 No. A-8 Stk.	LM-1 FB3 Sand	2001	Volumetrics
ECam378	OCS-G-12856 No. 3	Big 6 Upr	2003	Volumetrics
EIB243	OCS-G 2899 No. A 6	OW Lower FB E1	1998	Volumetrics
EIB243	OCS-G 2899 No. C 1	MN Sand	2001	Volumetrics
EIB243	OCS-G 2899 No. D 1	OY Sand	1997	Volumetrics
EWB305	OCS G07917 A-05 Stk	KN Sand	2002	Volumetrics
EWB305	OCS G07917 A-05 Stk	LA Sand	2001	Volumetrics
EWB305	OCS G07917 A-05 Stk	LE Sand	2001	Volumetrics
EWB305	OCS G07917 A-05 Stk	LG Upper Sand	2001	Volumetrics
EWB305	OCS G07917 A-06 Stk	KS Sand	2001	Volumetrics
EWB305	OCS G07917 A-08 Stk	JS Sand	2001	Volumetrics
EWB305	OCS G07917 A-09 Stk	LA Sand	2001	Volumetrics
EWB305	OCS G07917 A-13 Attic	LA Sand	2003	Volumetrics
EWB305	OCS G07917 A-14 Stk	KS Sand	2001	Volumetrics

Mr. H. Roger Schwall
Securities and Exchange Commission
November 14, 2005

			Year of	Basis for
			Original	Original
Field	Well Name	Zone	Booking	Booking
EWB305	OCS G07917 A-16	KS Sand	2001	Volumetrics
EWB305	OCS G07917 A-16	LA Sand	2001	Volumetrics
EWB305	OCS G07917 A-18	KN Sand	2001	Volumetrics
EWB305	OCS G07917 A-18	KS Sand	2002	Volumetrics
EWB305	OCS G07917 Stone No. 2	LA Sand	2002	Volumetrics
EWB305	OCS G18208 A-15 Stk2	KN Sand	2001	Volumetrics
EWB305	OCS-G-04254 Neo	LA Sand	2002	Volumetrics
HI A-568	OCS-G-2716 No. A09	Sang 4 Lower	2001	Volumetrics
Lafitte	Kerner No. 22	3750’ Sand	2003	Volumetrics
Lafitte	LL&E No. 037 ST1	8900’ Sand	2004	Volumetrics
Lafitte	Pebble Beach	Lwr. St. Dennis Sand	2000	Volumetrics
Lake Hermitage	LLDSB No. 16	UL-4 Sand	1996	Volumetrics
MC109	Kili Prospect	J FB I Sand	2003	Volumetrics
MC109	OCS-G-05825 A033D	J FB I Sand	2003	Volumetrics
MC109	OCS-G-05825 Antelope	E1 FB I Sand	2002	Volumetrics
MP288	OCS-G-01665 A011	G4 Sand	2004	Volumetrics
MP288	OCS-G-01665 A015 Stk.	F Sand	2004	Volumetrics
MP288	OCS-G-01665 A027 Stk.	I Sand	2003	Volumetrics
MP288	OCS-G-01665 A027 Stk.	M Sand	2003	Volumetrics
MP288	OCS-G-01666 A006 Stk	H Sand	2003	Volumetrics
MP288	OCS-G-01666 A006 Stk	M Sand	2003	Volumetrics
MP288	OCS-G-01666 A017 Stk.	J Sand	2002	Volumetrics
MP288	OCS-G-01666 A021 Stk. 3	M Sand	2003	Volumetrics
MP288	OCS-G-19866 No. A02	Tex X Sand	2003	Volumetrics
MP288	OCS-G-19866 No. A04	Tex X Sand	2003	Volumetrics
MP288	OCS-G-19869 A005	Tex X Sand	2004	Volumetrics
MP288	OCS-G-19869 No. A01	Tex X Sand	2003	Volumetrics
MP288	OCS-G-19869 No. A01	Upper Tex X Sand	2003	Volumetrics
MP288	OCS-G-19869 No. A03	Tex X Sand	2003	Volumetrics
SMI288	OCS-G-02316 CA002	17300’ FB C Sand	2001	Volumetrics
SMI288	OCS-G-02316 CA005	17300’ FB D Sand	2001	Volumetrics
SPass038	OCS-G-21695 No. A-1	M-4 FB A Sand	2001	Volumetrics
SPass038	OCS-G-21695 No. A-2	M-4 FB D (Perf Interval 1)	2001	Volumetrics
SPass038	OCS-G-21695 No. A-3	M-10 FB A Mid Sand	2001	Volumetrics
SPel023	OCS-G-1238 No. 19	8400’ Sand	1990	Volumetrics
SPel023	OCS-G-1238 No. C1 (22)	CP-24 Oil Sand	1996	Volumetrics
SPel023	OCS-G-1238 No. C2 Stk1	CP-29 Sand	1997	Volumetrics
SPel023	OCS-G-1238 No. C4 Stk1	CP-27 Sand	2003	Volumetrics
SPel023	OCS-G-1238 No. C4 Stk1	CP-28 Sand	2003	Volumetrics
SPel023	OCS-G-1238 No. D1 (24)	CP-19 Sand	1997	Volumetrics
SPel023	OCS-G-1238 No. D1 (24)	CP-20 Sand	1997	Volumetrics

Mr. H. Roger Schwall
Securities and Exchange Commission
November 14, 2005

			Year of	Basis for
			Original	Original
Field	Well Name	Zone	Booking	Booking
SPel023	OCS-G-1238 No. D2 Stk1 (25)	Y-2 Sand	1997	Volumetrics
SPel023	OCS-G-1238 No. D3 (26)	CP-19 Sand	1997	Volumetrics
SPel023	OCS-G-1238 No. E1	Z-1 Sand	2001	Volumetrics
SPel023	OCS-G-1238 No. E1	Z-2 Sand	2001	Volumetrics
SPel023	OCS-G-1238 No. E2 Stk.	11200’ Sand	2001	Volumetrics
SS198	OCS 00593 No. 6 — Epsilon	KN Sand	2002	Volumetrics
STim0071	OCS-G-14519 No. F-1	CP-13 Sand	2003	Volumetrics
STim008	S.L. 14905 No. 1	15100’ B Sand	1997	Volumetrics
STim008	S.L. 15307 No. 1	14900’ Sand	2001	Volumetrics
STim107	OCS-G-15319 No. 2 ST	Tex X-6 A Sand	2001	Volumetrics
STim107	OCS-G-15319 No. 2 ST	Tex X-6 C Sand	2001	Volumetrics
STim107	OCS-G-15319 No. 2 ST	Tex X-8 2 Sand	2001	Volumetrics
STim107	OCS-G-15319 No. 2 ST	Tex X-8 B Sand	2001	Volumetrics
STim172	OCS-G-01250 No. C09 ST1	Tex X-1 Sand	2004	Volumetrics
STim172	OCS-G-01250 No. C15 Stk.2	Tex X-1 Sand	2004	Volumetrics
STim172	OCS-G-01251 No. C05 ST1	C-60 Sand	2004	Volumetrics
STim172	OCS-G-01251 No. C05 ST1	C-70 Sand	2004	Volumetrics
STim172	OCS-G-01251 No. E12 Attic	C-55 Sand	2004	Volumetrics
STim172	OCS-G-01251 No. E12 Attic	C-60 Sand	2004	Volumetrics
STim172	OCS-G-01251 No. E12 Attic	C-80 Sand	2004	Volumetrics
STim172	OCS-G-01251 No. E12 Attic	C-85 Sand	2004	Volumetrics
Verm046	OCS-G-079 No. 7 Stk. 1	15300’ Sand	2000	Volumetrics
Verm131	OCS-G-00775 No. 22 — Skate 2	19 Sand	1999	Volumetrics
Verm255	OCS-G-01152 No. A-7 Stk 2	I-3 Gas Sand	1998	Volumetrics
Verm255	OCS-G-01152 No. E-5 Sidetrack	EH-1 Sand	1997	Volumetrics
Verm255	OCS-G-02082 No. C-8	K-1 Sand	1999	Volumetrics
Verm255	OCS-G-02082 No. C-8	K-3 Sand	1999	Volumetrics
VK817	OCS-G-09743 No. A-1 Stk 2	F-4 Sand	2004	Volumetrics
WCam045	OCS-G-0300 Loc 23 (#20 Stk)	Plan 4 Loc C Sand	2001	Volumetrics
WCam045	OCS-G-0300 No. C3	Plan 6 FB7 Sand	2001	Volumetrics
WCam176	OCS-G-0762 No. 02	M2 FB7 Sand	1999	Volumetrics
WCam176	OCS-G-0762 No. 10 ST2	K-1 FB7A Sand	2000	Volumetrics
WD058	OCS-G-00146 No. E2D Stk2	I Sand	2002	Volumetrics
WD058	OCS-G-00146 No. E2D Stk2	J Sand	2002	Volumetrics
WD098	OCS G-21129 No. C1	BI.5/B1 Sand	2002	Volumetrics
Weeks island	J.A. Smith No. 8 — Opal	V-2 Sand	2003	Volumetrics
Weeks island	Meridian Weeks-Gall-State Unit 1	W Sand	2001	Volumetrics
16.	“Provide us with structure maps of the fields that had the reserve revisions with an outline of the proved area in each field prior to the reserve revision and the new outline of the proved area after the revision. Annotate on the maps the wells that

Mr. H. Roger Schwall
Securities and Exchange Commission
November 14, 2005

16.	were drilled into the reservoir, and distinguish between producing wells and dry holes, and include the date the wells were drilled, the current producing rate and the proved reserves attributed to each well and the cumulative production for each well. We may have further comments.”
Response 16:
Stone is supplementally submitting a book with this response that contains structure and/or net pay hydrocarbon maps of all reservoirs having a revision greater than 0.5 Bcfe not based on performance. [This exhibit information is privileged and confidential, and FOIA confidential treatment is requested pursuant to Rule 83.] If a revision is based on well performance, then a revised map would not generally be made. Please see Response 14 for an explanation as to why we are not including maps for revisions of 0.5 Bcfe or less. In the book, for each reservoir, the first map reflected the reservoir structure at original booking and the second map is the most current and was used in making the revision. Any outside consultants’ maps are marked as such. The maps are annotated with subsea sand tops for all wells drilled into or through the reservoir. Each well is designated as either a producer or dry hole using conventional mapping symbols. For all wells drilled into the fault block and reservoir where a revision was made, the date the well was drilled is posted. If the well is currently producing from that reservoir, its current producing rate, the proved reserves attributed to that well, and its cumulative production are noted on the map.

17.	“Tell us how the reserve revision may affect any financial covenants for borrowings and credit facilities you may have that are based on proved reserves.”
Response 17:
The following information is being provided supplementally in response to the Staff’s comment:

Stone executed with the banks in its credit facility a Consent and Waiver agreement dated October 31, 2005. A copy of the executed agreement is attached as supplemental information. The Consent and Waiver agreement calls for a re-determination of the Borrowing Base by November 18, 2005. Currently, the Borrowing Base is $425,000,000 of which approximately $298,000,000 is available before re-determination. Based on internal estimates, Stone anticipates a reduction in the Borrowing Base from re-determination to $300,000,000. Stone does anticipate borrowing an estimated additional $50,000,000 in 2005 to meet certain liquidity needs caused by ongoing operations and Hurricanes Katrina and Rita repairs. The Consent and Waiver agreement calls for a waiver until

Mr. H. Roger Schwall
Securities and Exchange Commission
November 14, 2005

December 15, 2005 of certain representations regarding historical financial statements.

18.	“Your release is unclear in that you state you lost 3 platforms in Hurricane Rita and 5 lesser structures or caissons were also lost. Please clarify for us if the loss of these platforms and facilities are related to the revisions of proved reserves. Tell us how many proved reserves were attributed to these structures and platforms and the current status of these reserves.”
Response 18:
We did note in the release in the table of reserve revisions that 10 Bcfe of reserves were revised downward due to Hurricane Rita. Of this amount, please be advised supplementally that approximately 3.7 Bcfe of the written-off reserves were directly associated with lost platforms and/or caissons (not to be re-drilled). The remaining 6.3 Bcfe of hurricane-related reserve revisions was tied to lost performance from a producing field, which altered the decline curve calculation.

19.	“Tell us if any new wells were drilled in 2005 in the fields included in the reserve revision and, if so, when they were drilled and the production results obtained versus the production forecast in the prior reserve report of proved reserves. Tell us of any re-completions or work-overs in 2005 in these fields and the production rates after the re-completion or work-over versus that forecast in the prior reserve report of proved reserves.”
Response 19:
The following information is being provided supplementally in response to the Staff’s comment:

The table set forth below identifies for 2005 (a) the drilled wells, (b) the major rig workover and recompletion wells, and (c) the remedial through tubing workovers and recompletions that are included in the September 30, 2005 reserve revisions. The table contains the field name, well name, sand name, completion dates, December 31, 2004 reserve report rate, and the actual rate resulting from the operation.

Mr. H. Roger Schwall
Securities and Exchange Commission
November 14, 2005

(A) DRILLED WELLS

						12/31/04	Actual
					12/31/04	Reserve	Initial
					Reserve	Report	Production
				Completion	Report	Rate	Rate
Field	Well Name	Sand	Spud Date	Date	Category	(MCFEPD)	(MCFEPD)
SM 192	OCS-G 24878 No. A2Stk3	Tex X Sand	2004	5/9/2005	PUD	19,959	NP(*)
Lafitte	Rigolets LP No. A-1	Upr Dupree B Sand	2/22/2005	3/26/2005	PUD	1,311	2317
Pinedale-Vail 2	Rainbow Fed. No. 10-31D	Lance	12/25/2004	WOC	PUD	5,293	2766
Scott	Little Caesar No. 12-06	Parkman	2/14/2005	3/3/2005	PUD	604	157
EC 265	OCS-G 00972 No. D-1	1200'/2800' Sands	6/17/2004	7/9/2004	PUD	5,618	NP(*)
EC 265	OCS-G 00972 No. D-2	3575'/3700' Sands	5/30/2005	6/11/2005	PUD	2,957	NP(*)
EC 265	OCS-G 00972 No. D-3	1000'/2200' Sands	6/4/2005	6/18/2005	PUD	2,464	NP(*)
EC 265	OCS-G 00972 No. D-4	1000'/1100' Sands	6/19/2005	6/23/2005	PUD	3,450	NP(*)
EC 265	OCS-G 00972 No. D-5	2800'/3200' Sands	6/24/2005	6/28/2005	PUD	7,589	NP(*)
Pinedale-Vail 2	Rainbow Fed. No. 10-30D	Lance		6/7/2005	PUD	6,094	NP(*)
Pinedale-Vail 2	Falcon No. 02-36	Lance		5/14/2005	PUD	3,274	4241
Pinedale-Vail 2	Rainbow Fed. No. 15-30	Lance		WOC	PUD	6,094	4613
Pinedale-Vail 2	Falcon No. 07-36	Lance		4/11/2005	PUD	3,274	4332
Scott	Federal Johnson No. 23-21	Parkman		5/7/2005	PUD	538	NP(*)
Scott	Federal Clausen Ranch No. 14-27	Sussex/Parkman	4/14/2005	5/9/2005	PUD	538	NP(*)
ST 107	OCS-G 15319 No. 2 Stk	Tex X-8 B Sand	3/18/2005	4/21/2005	PUD	9,777	4154
VK 817	OCS-G 09743 No. A-1 Stk2 BP1	F-4 sand	7/31/2004	2/19/2005	PDNP	4,928	6740

NP (*) — Not Produced as of 9/30/05 — Waiting on installation of facilities.
(B) MAJOR RIG WORKOVERS AND RECOMPLETIONS

						12/31/04	Actual
					12/31/04	Reserve	Initial
					Reserve	Report	Production
				Completion	Report	Rate	Rate
Field	Well Name	Sand	Descr.	Date	Category	(MCFEPD)	(MCFEPD)
EI 243	OCS-G 02899 No. D2BP1	OX FBD	Workover	5/23/2005	PDNP	1,903	2005
VR 256	OCS-G 01153 No. D5	J-3 Sand	Workover	6/2/2005	PDP	2,149	1922
WC 45A	OCS-G 00300 No. C1	Plan 6 FB3	Recompletion	6/27/2005	PDNP	2,149	2600
Cut Off	Clovelly No. 12	11550 Sand	Recompletion	7/30/2005	PDNP	3,154	1600
WD 58	OCS-G 00146 No. E2Stk	LJLN Lwr Sand	Workover	8/12/2005	PDP	2,977	551
Cut Off	Clovelly No. 12	11500 Sand	Recompletion	2/10/2005	PDNP	1,222	0
Clovelly	Clovelly No. 41	50 CM RI SU	Recompletion	1/11/2005	PDNP	968	4915
VR 268	OCS-G 02082 No. J4	J-2A Sand	Workover	5/23/2005	PDNP	1,193	1037
SM 108	OCS-G 00792 No. D2	DJ/EB Sands	Recompletion	1/19/2005	PDNP	3,943	3300

Mr. H. Roger Schwall
Securities and Exchange Commission
November 14, 2005

(C) Remedial Work

					12/31/04
					Reserve
					Report	12/31/04	Actual
					Category	Reserve	Initial
					(PDP, PDNP,	Report	Production
				Completion	PUD, or Not	Rate	Rate
Field	Well Name	Sand	Spud Date	Date	Booked)	(MCFEPD)	(MCFEPD)
VR 131	VR 131 C-6	12 Sand	sqz/reperf	Jan-05	PDP	986	3304
ST 8	S/L4237 #3	15100 B Sand	TTPB	Feb-05	PDNP	2,563	2440
SP38	SP38 #A-1	M-4 FB A	TTGP	Feb-05	PDNP	1,472	995
PL 23	PL 23 C-2	CP-27 Sand	TTPB	Feb-05	PDNP	335	4085
* VR 261	VR 261 A-3	8600' Sand	TTPB	Mar-05	PDNP	3,010	1500
EI 49	EI 49 #3	A Sand	TTPB	Feb-05	PDNP	5,125	750
EW 305	EW 305 #A-10	KN Sand	TTGP	Apr-05	PDNP	2,070	1615
VR 255	VR255 A-7	I-3 Oil	TTPB	Apr-05	PDNP	88	5258
VR 255	VR268 C-9	G-4 Sand	TTPB	Apr-05	PDNP	1,380	1410
VR 267	VR267F-11	K-2 Sand	Water shut off	May-05	PDP	726	2890
Lafitte	LL&E#200	Lwr Dupre Sand	TTPB LWR Dpr	Jun-05	PDNP	665	216
ST 172	ST172C-5	C-70 Sand	TTPB C-60	Jun-05	PDNP	3,173	1500
ST172	ST172compression	misc	compression	Jun-05	PDNP	7,500	9600
EI 243	EI 243 A-7	OS Sand	TTPB	Jun-05	PDNP	3,400	0
EW 305	EW 305 #A-3st1	KS Sand	TTPB	Jun-05	PDNP	1,380	7758
Lafitte	LLE #196	Lwr Rigolets Sand	TTPB	Jun-05	PDNP	832	2184
EW 305	EW 305 #A-19st2	IM Sand	TTPB	Jun-05	PDNP	1,021	6528
Cut Off	Clovelly #11	10900' Sand	Coil/perf	Jun-05	PDNP	329	150
VR 255	VR255 J-4	J-2 Sand	TTPB	Jun-05	PDNP	1,789	0
VR 255	VR7267 A-3	EH-6 Sand	TTPB	Jun-05	PDNP	764	0
20.	“Tell us if any of the properties that you revised your reserves downward on were located in the deepwater Gulf of Mexico, and if so, which ones.”
Response 20:
Stone did not have any deepwater Gulf of Mexico reserves booked at 12/31/04 and, therefore, did not have any downward revisions for the deepwater Gulf of Mexico properties.
     In connection with responding to your comments, Stone Energy Corporation acknowledges that:
(i)	the company is responsible for the adequacy and accuracy of the disclosure in the filing;

(ii)	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

Mr. H. Roger Schwall
Securities and Exchange Commission
November 14, 2005

(iii)	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
     We understand that you may have additional comments after reviewing our responses to your comments. Please contact me at (337) 237-0410 with any questions.
Sincerely,

/s/ Kenneth H. Beer
Kenneth H. Beer
Senior Vice President
and Chief Financial Officer
KHB/pm
Enclosures